                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of November, 2009

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein are unofficial translations of the Registrant's interim unaudited consolidated financial statements as of
September 30, 2009, which have been filed with the Israeli Securities Authority.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                       2

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Eran Rotem
                                          -----------------------
                                          Eran Rotem
                                          Chief Financial Officer

                                          By: /s/ Adi Livneh
                                          -----------------------
                                          Adi Livneh
                                          Chief Executive Officer

Date: December 2, 2009

                                       3

                        TEFRON LTD. AND ITS SUBSIDIARIES

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                            AS OF SEPTEMBER 30, 2009

                                    UNAUDITED

                            U.S. dollars in thousands

                        TEFRON LTD. AND ITS SUBSIDIARIES

                   INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                            AS OF SEPTEMBER 30, 2009

                           U.S. DOLLARS IN THOUSANDS

                                   UNAUDITED

                                     INDEX

                                                                         PAGE
                                                                         ----

Review report of Independent Registered Public Accounting Firm            F-2

Consolidated Balance Sheets                                             F-3-F-4

Consolidated Statements of Income                                         F-5

Consolidated Statements of Comprehensive Income                           F-6

Consolidated Statements of Changes in Equity                            F-7-F-8

Consolidated Statements of Cash Flows                                   F-9-F-10

Notes to Interim Consolidated Financial Statements                     F-11-F-18

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972(3) 5633443 www.ey.com.il

           AUDITORS' REVIEW REPORT TO THE SHAREHOLDERS OF TEFRON LTD.

INTRODUCTION

We have reviewed the accompanying financial information of Tefron Ltd. and its subsidiaries ("the Group"), which comprises the condensed consolidated balance sheet as of September 30, 2009 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the nine-month and three-month periods then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for this period in accordance with IAS 34, "Interim
Financial Reporting" and are responsible for the preparation of this interim financial information in accordance with Chapter D of the Securities Regulations
(Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

SCOPE OF REVIEW

We conducted our review in accordance with Review Standard 1 of the Institute of
Certified Public Accountants in Israel, "Review of Interim Financial Information
Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioend, based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate
Reports), 1970.

Haifa, Israel                                    KOST FORER GABBAY & KASIERER
November 29, 2009                              A Member of Ernst & Young Global

                                     F - 2

                                                                     TEFRON LTD.
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                 SEPTEMBER 30
                                              ------------------   DECEMBER 31,
                                               2009        2008       2008
                                              -------    -------    -------
                                                   UNAUDITED        AUDITED
                                              ------------------    -------
                                                  DOLLARS IN THOUSANDS
                                              -----------------------------

ASSETS

 CURRENT ASSETS:

 Cash and cash equivalents                      5,326      3,614      1,566
 Short-term investments                           837          -        847
 Trade receivables, net                        16,258     26,031     23,446
 Other current assets                           2,933      4,740      4,558
 Inventories                                   20,046     30,884     32,125
                                              -------    -------    -------

                                               45,400     65,269     62,542
                                              -------    -------    -------

 NON-CURRENT ASSETS:

 Subordinated note receivable                       -      3,000      2,700
 Marketable securities                              -      1,587          -
 Deferred taxes, net                            1,449          -          -
 Property, plant and equipment, net            58,712     67,805     64,469
 Goodwill and other intangible assets, net      1,554      2,236      2,021
                                              -------    -------    -------

                                               61,715     74,628     69,190
                                              -------    -------    -------

                                              107,115    139,897    131,732
                                              =======    =======    =======

    The accompanying notes are an integral part of the interim consolidated financial statements.

                                     F - 3

                                                                     TEFRON LTD.
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                  SEPTEMBER 30
                                                             ---------------------    DECEMBER 31,
                                                               2009         2008          2008
                                                             --------     --------     --------
                                                                   UNAUDITED            AUDITED
                                                             ---------------------     --------
                                                                     DOLLARS IN THOUSANDS
                                                             ----------------------------------

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

 Short-term loans (including current portion of long-term
 loans)                                                        16,956        8,351       24,809
 Trade payables                                                18,615       26,365       25,167
 Other current liabilities                                      5,824        9,348        7,636
                                                             --------     --------     --------

                                                               41,395       44,064       57,612
                                                             --------     --------     --------

 NON-CURRENT LIABILITIES:

 Long-term loans from banks                                     8,222       12,372            -
 Employee benefit liabilities, net                              1,543        1,620        2,169
 Deferred taxes, net                                              778            -        1,309
 Other non-current liabilities                                  4,048        8,942        6,897
                                                             --------     --------     --------

                                                               14,591       22,934       10,375
                                                             --------     --------     --------

 EQUITY ATTRIBUTABLE TO HOLDERS OF THE
   PARENT:

 Share capital                                                  7,518        7,518        7,518
 Additional paid-in capital                                   107,492      107,020      107,104
 Accumulated deficit                                          (56,477)     (34,523)     (43,739)
 Treasury shares                                               (7,408)      (7,408)      (7,408)
 Other capital reserves                                             4           45           23
                                                             --------     --------     --------

                                                               51,129       72,652       63,498
 Minority interest                                                  -          247          247
                                                             --------     --------     --------

 TOTAL EQUITY                                                  51,129       72,899       63,745
                                                             --------     --------     --------

                                                              107,115      139,897      131,732
                                                             ========     ========     ========

     November 29, 2009
---------------------------  ---------------------  ---------------------    ---------------------
  Date of approval of the      Ya'akov Gelbard            Adi Livneh               Eran Rotem
   financial statements     Chairman of the Board   Chief Executive Officer  Chief Financial Officer

    The accompanying notes are an integral part of the interim consolidated financial statements.

                                     F - 4

                                                                     TEFRON LTD.
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

                                                   NINE MONTHS ENDED       THREE MONTHS ENDED
                                                     SEPTEMBER 30,            SEPTEMBER 30,        YEAR ENDED
                                                ---------------------     ---------------------    DECEMBER 31,
                                                  2009         2008         2009         2008         2008
                                                --------     --------     --------     --------     --------
                                                             UNAUDITED                               AUDITED
                                                -----------------------------------------------     --------
                                                         DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)
                                                ------------------------------------------------------------

 Sales                                            93,263      137,865       21,018       38,282      173,829
 Cost of sales                                    94,902      129,199       26,542       40,143      167,557
                                                --------     --------     --------     --------     --------

 Gross profit (loss)                              (1,639)       8,666       (5,524)      (1,861)       6,272

 Selling and marketing expenses                   10,925       12,538        3,138        3,934       16,959
 General and administrative expenses               2,745        4,520          652        1,264        6,406
 Impairment of property, plant and equipment           -            -            -            -        2,135
                                                --------     --------     --------     --------     --------

 Operating loss                                  (15,309)      (8,392)      (9,314)      (7,059)     (19,228)

 Other expenses                                    1,285            -        1,285            -            -
 Financial income                                 (2,425)        (525)        (270)        (195)        (319)
 Financial expenses                                2,839        3,482          744          855        3,347
                                                --------     --------     --------     --------     --------

 Financing expenses, net                             414        2,957          474          660        3,028
                                                --------     --------     --------     --------     --------

 Loss before taxes on income                     (17,008)     (11,349)     (11,073)      (7,719)     (22,256)
 Tax benefit                                      (4,270)      (2,788)      (2,810)      (1,969)      (4,677)
                                                --------     --------     --------     --------     --------

 Loss                                            (12,738)      (8,561)      (8,263)      (5,750)     (17,579)
                                                ========     ========     ========     ========     ========

 LOSS PER SHARE ATTRIBUTABLE TO EQUITY
   HOLDERS OF THE PARENT (IN DOLLARS):
Basic and diluted loss per share                    (6.0)        (4.0)        (3.9)        (2.7)        (8.3)
                                                ========     ========     ========     ========     ========

    The accompanying notes are an integral part of the interim consolidated financial statements.

                                     F - 5

                                                                     TEFRON LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
--------------------------------------------------------------------------------

                                                  NINE MONTHS ENDED      THREE MONTHS ENDED
                                                    SEPTEMBER 30,           SEPTEMBER 30,        YEAR ENDED
                                                -------------------     -------------------     DECEMBER 31,
                                                  2009       2008         2009        2008        2008
                                                -------     -------     -------     -------     -------
                                                                 UNAUDITED                      AUDITED
                                                -------------------------------------------     --------
                                                                 DOLLARS IN THOUSANDS
                                                -------------------------------------------------------

Loss                                            (12,738)     (8,561)     (8,263)     (5,750)    (17,579)
                                                -------     -------     -------     -------     -------

Other comprehensive income (loss):

Realized loss (gain) on cash flow hedging
  transactions, net                                 (23)       (380)          -           7        (445)
Realized loss on short-term investments               -          77           -         116          77
Unrealized gain (loss) on cash flow
  hedging transactions, net                          14         (20)        (60)        542          23
Unrealized gain (loss) on short-term
  investments                                       (10)          -        (351)        129           -
Actuarial loss on defined benefit plans, net          -           -           -           -        (198)
                                                -------     -------     -------     -------     -------

Other comprehensive income (loss), net              (19)       (323)       (411)        794        (543)
                                                -------     -------     -------     -------     -------

Total comprehensive loss                        (12,757)     (8,884)     (8,674)     (4,956)    (18,122)
                                                =======     =======     =======     =======     =======

    The accompanying notes are an integral part of the interim consolidated financial statements.

                                     F - 6

                                                                     TEFRON LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
--------------------------------------------------------------------------------

                                          ADDITIONAL                              OTHER
                                 SHARE     PAID-IN    ACCUMULATED   TREASURY     CAPITAL                   MINORITY      TOTAL
                                CAPITAL    CAPITAL      DEFICIT      SHARES      RESERVES      TOTAL       INTEREST     EQUITY
                               --------    --------    --------     --------     --------     --------     --------     --------
                                                                      DOLLARS IN THOUSANDS
                               -------------------------------------------------------------------------------------------------

BALANCE AS OF JANUARY 1,
2009 (AUDITED)                 $  7,518    $107,104    $(43,739)    $ (7,408)    $     23     $ 63,498     $    247     $ 63,745

Total comprehensive loss              -           -     (12,738)           -          (19)     (12,757)           -      (12,757)

Share-based payment                   -         388           -            -            -          388         (247)         141
                               --------    --------    --------     --------     --------     --------     --------     --------

BALANCE AS OF SEPTEMBER 30,
  2009 (UNAUDITED)             $  7,518    $107,492    $(56,477)    $ (7,408)    $      4     $ 51,129            -     $ 51,129
                               ========    ========    ========     ========     ========     ========     ========     ========

                                         ADDITIONAL                               OTHER
                                SHARE     PAID-IN     ACCUMULATED   TREASURY     CAPITAL                   MINORITY    TOTAL
                                CAPITAL   CAPITAL       DEFICIT      SHARES      RESERVES      TOTAL       INTEREST    EQUITY
                               --------    --------    --------     --------     --------     --------     --------    --------
                                                                      DOLLARS IN THOUSANDS
                               -------------------------------------------------------------------------------------------------

BALANCE AS OF JANUARY 1,
2008 (AUDITED)                 $  7,518    $106,864    $(17,962)    $ (7,408)    $    368     $ 89,380            -    $ 89,380

Total comprehensive loss              -           -      (8,561)           -         (323)      (8,884)           -      (8,884)

Share-based payment                   -         156           -            -            -          156          247         403
Dividends paid                        -           -      (8,000)           -            -       (8,000)           -      (8,000)
                               --------    --------    --------     --------     --------     --------     --------    --------

BALANCE AS OF SEPTEMBER 30,
2008 (UNAUDITED)               $  7,518    $107,020    $(34,523)    $ (7,408)    $     45     $ 72,652     $    247    $ 72,899
                               ========    ========    ========     ========     ========     ========     ========    ========

                                          ADDITIONAL                              OTHER
                                 SHARE     PAID-IN     ACCUMULATED  TREASURY     CAPITAL
                                CAPITAL    CAPITAL      DEFICIT      SHARES      RESERVES      TOTAL
                               --------    --------    --------     --------     --------     --------

BALANCE AS OF JULY 1,
2009 (UNAUDITED)               $  7,518    $107,460    $(48,214)    $ (7,408)    $    415     $ 59,771

Total comprehensive loss              -           -      (8,263)           -         (411)      (8,674)

Share-based payment                   -          32           -            -            -           32
                               --------    --------    --------     --------     --------     --------

BALANCE AS OF SEPTEMBER 30,
2009 (UNAUDITED)               $  7,518    $107,492    $(56,477)    $ (7,408)    $      4     $ 51,129
                               ========    ========    ========     ========     ========     ========

    The accompanying notes are an integral part of the interim consolidated financial statements.

                                     F - 7

                                                                     TEFRON LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
--------------------------------------------------------------------------------

                                           ADDITIONAL                             OTHER
                                SHARE       PAID-IN   ACCUMULATED   TREASURY     CAPITAL                   MINORITY     TOTAL
                               CAPITAL      CAPITAL     DEFICIT      SHARES      RESERVES      TOTAL       INTEREST     EQUITY
                               --------    --------    --------     --------     --------     --------     --------    --------
                                                                    DOLLARS IN THOUSANDS
                               ------------------------------------------------------------------------------------------------

BALANCE AS OF JULY 1,
 2008 (UNAUDITED)              $  7,518    $106,968    $(28,773)    $ (7,408)    $   (749)    $ 77,556     $    247    $ 77,803

Total comprehensive income
  (loss)                              -           -      (5,750)           -          794       (4,956)           -      (4,956)

Share-based payment                   -          52           -            -            -           52            -          52
                               --------    --------    --------     --------     --------     --------     --------    --------

BALANCE AS OF SEPTEMBER 30,
2008 (UNAUDITED)               $  7,518    $107,020    $(34,523)    $ (7,408)    $     45     $ 72,652     $    247    $ 72,899
                               ========    ========    ========     ========     ========     ========     ========    ========

                                         ADDITIONAL                             OTHER
                               SHARE      PAID-IN   ACCUMULATED    TREASURY     CAPITAL                   MINORITY     TOTAL
                              CAPITAL     CAPITAL     DEFICIT       SHARES      RESERVES      TOTAL       INTEREST     EQUITY
                              --------    --------    --------     --------     --------     --------     --------    --------
                                                                   DOLLARS IN THOUSANDS
                              ------------------------------------------------------------------------------------------------

BALANCE AS OF JANUARY 1,
2008 (AUDITED)                $  7,518    $106,864    $(17,962)    $ (7,408)    $    368     $ 89,380            -    $ 89,380

Total comprehensive loss             -           -     (17,777)           -         (345)     (18,122)           -     (18,122)

Share-based payment                  -         240           -            -            -          240          247         487
Dividends paid                       -           -      (8,000)           -            -       (8,000)           -      (8,000)
                              --------    --------    --------     --------     --------     --------     --------    --------

BALANCE AS OF DECEMBER 31,
2008 (AUDITED)                $  7,518    $107,104    $(43,739)    $ (7,408)    $     23     $ 63,498     $    247    $ 63,745
                              ========    ========    ========     ========     ========     ========     ========    ========

    The accompanying notes are an integral part of the interim consolidated financial statements.

                                     F - 8

                                                                     TEFRON LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                           NINE MONTHS ENDED     THREE MONTHS ENDED
                                                             SEPTEMBER 30,          SEPTEMBER 30,        YEAR ENDED
                                                         -------------------     -------------------    DECEMBER 31,
                                                          2009        2008        2009        2008         2008
                                                         -------     -------     -------     -------     -------
                                                                          UNAUDITED                      AUDITED
                                                         -------------------------------------------     -------
                                                                          DOLLARS IN THOUSANDS
                                                         -------------------------------------------------------

OPERATING ACTIVITIES:

  Loss                                                   (12,738)     (8,561)     (8,263)     (5,750)    (17,579)
                                                         -------     -------     -------     -------     -------

 Adjustments to reconcile loss to net cash provided
   by (used in) operating activities:

   Adjustments to the profit or loss items:

     Depreciation of property, plant and equipment
       and intangible assets                               6,744       6,475       2,263       2,139       8,925
     Impairment of property, plant and equipment               -           -           -           -       2,135
     Inventories write-off                                 2,224       2,473       1,364       1,830       4,523
     Impairment of marketable securities                       -         313           -         313         553
     Share-based payment expense                             141         403          32          52         487
     Loss (gain) from sale of property, plant and
       equipment                                             (17)        (21)          -          (2)        188
     Gain from sale of marketable securities                   -         (22)          -           -         (22)
     Deferred taxes, net                                  (4,298)     (3,256)     (2,830)     (1,239)     (5,558)
     Change in employee benefit liabilities, net            (626)        135          (7)        191         420
     Loss from an early repayment of a subordinated
       note                                                1,285           -       1,285           -           -
     Interest and amortization of marketable
       securities                                              -        (263)          -           -        (263)
     Accrual of interest on deposits                           -         (75)          -           -         (75)
     Taxes on income                                       1,059           -         421           -           -
     Financing expenses, net                                 797       3,767         490       3,444       1,638
                                                         -------     -------     -------     -------     -------

                                                           7,309       9,929       3,018       6,728      12,951
                                                         -------     -------     -------     -------     -------

     Changes in asset and liability items:

     Decrease in trade receivables                         7,188       3,002       7,865       9,893       5,587
     Decrease (increase) in other accounts receivable
         and prepared expenses                             1,316         500        (183)       (179)        488
     Decrease (increase) in inventories                    9,855         315          42      (1,494)     (3,051)
     Increase (decrease) in trade payables                (6,552)     (3,355)      1,740      (1,545)     (4,553)
     Decrease in other current liabilities                (2,686)     (2,415)       (526)     (3,323)        (96)
                                                         -------     -------     -------     -------     -------

                                                           9,121      (1,953)      8,938       3,352      (1,625)
                                                         -------     -------     -------     -------     -------

 Cash paid and received during the period for:

 Interest paid                                              (679)       (994)       (434)       (632)     (1,528)
 Interest received                                           296         184         264          59          63
 Taxes paid                                               (1,059)          -        (421)          -           -
                                                         -------     -------     -------     -------     -------

                                                          (1,442)       (810)       (591)       (573)     (1,465)
                                                         -------     -------     -------     -------     -------

Net cash from (used in) operating activities               2,250      (1,395)      3,102       3,757      (7,718)
                                                         -------     -------     -------     -------     -------

    The accompanying notes are an integral part of the interim consolidated financial statements.

                                     F - 9

                                                                     TEFRON LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                          NINE MONTHS ENDED    THREE MONTHS ENDED
                                                            SEPTEMBER 30,         SEPTEMBER 30,     YEAR ENDED
                                                        -------------------   -------------------   DECEMBER 31,
                                                          2009       2008       2009       2008       2008
                                                        --------   --------   --------   --------   --------
                                                                        UNAUDITED                   AUDITED
                                                        -----------------------------------------   --------
                                                                        DOLLARS IN THOUSANDS
                                                        ----------------------------------------------------

 INVESTING ACTIVITIES:

 Purchase of property, plant and equipment                  (465)    (2,877)      (160)      (840)    (3,151)
 Purchase of intangible assets                               (56)      (186)       (16)       (39)      (223)
 Acquisition of business (a)                                 (71)      (300)       (71)      (300)      (300)
 Proceeds from sale of property, plant and equipment          18         35          -         14         35
 Proceeds from an early repayment of a subordinated
    note                                                   1,715          -      1,715          -          -
 Proceeds from sale of marketable securities, net              -      5,914          -          -      5,914
 Proceeds from maturity of short - term investments            -      6,638          -       (500)     7,138
                                                        --------   --------   --------   --------   --------

 Net cash from (used for) investing activities             1,141      9,224      1,468     (1,665)     9,413
                                                        --------   --------   --------   --------   --------

 FINANCING ACTIVITIES:

 Short-term credit from banks, net                         3,482      4,200        956      1,358      9,323
 Repayment of long-term loans                             (3,113)    (8,799)    (1,037)    (1,039)    (9,836)
 Proceeds from long-term loans                                 -      6,000          -          -      6,000
 Dividends paid to shareholders                                -     (8,000)         -          -     (8,000)
                                                        --------   --------   --------   --------   --------

  Net cash from (used in) financing activities               369     (6,599)       (81)       319     (2,513)
                                                        --------   --------   --------   --------   --------

  INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS         3,760      1,230      4,489      2,411       (818)
  CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE
  PERIOD                                                   1,566      2,384        837      1,203      2,384
                                                        --------   --------   --------   --------   --------

  CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD       5,326      3,614      5,326      3,614      1,566
                                                        ========   ========   ========   ========   ========

    (a)  ACQUISITION OF BUSINESS:

         Assets and liabilities of business as of
         acquisition date:

         Order backlog                                         -        264          -        264        264
         Customer relationships                                -      1,029          -      1,029      1,029
         Goodwill                                              -        344          -        344        344
         Deferred tax liability                                -       (323)         -       (323)      (323)
                                                        --------   --------   --------   --------   --------
         Total                                                 -      1,314          -      1,314      1,314
         Contingent consideration                                    (1,014)               (1,014)    (1,014)
                                                        --------   --------   --------   --------   --------

                                                               -        300          -        300        300
                                                        ========   ========   ========   ========   ========

    (b)  SUPPLEMENT DISCLOSURE OF NON-CASH INVESTING
         ACTIVITIES:

         Contingent consideration relating to
         acquisition of business activity (see (a)
         above)                                                -      1,014          -      1,014      1,014
                                                        ========   ========   ========   ========   ========

    The accompanying notes are an integral part of the interim consolidated financial statements.

                                     F - 10

                                                                     TEFRON LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1: - GENERAL

     a.   These financial statements have been prepared in a condensed format as of September 30, 2009 and for the nine-month and three-month periods then ended ("Interim consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2008 and for the year then ended and accompanying notes ("annual financial statements").

     b.   The Company has a $12,738 thousand loss during the nine months ended
          September 30, 2009. The Company's working capital amounts to $4 million as of September 30, 2009. There has been an $3,482 thousand increase in short-term credit from banks compared to a $3,760 thousand increase in cash and cash equivalent since December 31, 2008.

          Due to the crisis in the global economy, the decrease in demands and a continuation of accumulation of significant losses, the Company is required for additional financing sources. The Company's management plans regarding setting additional flow sources required for the financing of working capital for the next year, and for financing its strategic plan are: capital raising from shareholders through rights offering. The Company served a rights offering prospectus draft on
          August 21, 2009 and it is in a process of approval of the prospectus and the capital raising. In addition, the Company is in a process of a discussion with the lending banks regarding its debt structure.
          Likewise, the Company examines non-bank financing options such as beginning working with factoring companies that allow payment preceding from customers. There is no certainty to the Company's succeeding in finding the stated financing resources.

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES

     a.   Basis of preparation of the interim consolidated financial statements:

          The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34 "Interim Financial Reporting", as well as in accordance with the disclosure requirements of Chapter D of the Securities Regulations
          (Periodic and Immediate Reports), 1970.

          The significant accounting policies and methods of computation adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual financial statements, except for the noted below:

          IAS 1 (REVISED) - PRESENTATION OF FINANCIAL STATEMENTS:

          IAS 1 (Revised) introduces an additional statement, "statement of comprehensive income". The statement may be presented as a separate statement which includes net income and all items carried in the reported period directly to equity that do not result from transactions with the shareholders in their capacity as shareholders
          (other comprehensive income) such as adjustments arising from translating the financial statements of foreign operations, fair value adjustments of available-for-sale financial assets, changes in revaluation reserve of fixed assets and etc. and the tax effect of these items carried directly to equity, with allocation between the
          Company and the minority interests. Alternatively, the items of other comprehensive income may be displayed along with the items of the statement of income in a single statement entitled "statement of comprehensive income" which replaces the statement of income, while properly allocated between the Company and the minority interests.
          Items carried to equity resulting from transactions with the shareholders in their capacity as shareholders (such as capital issues, dividend distribution etc.) will be disclosed in the statement of changes in equity as will the summary line carried forward from the statement of comprehensive income, with allocation between the Company and the minority interests.

                                     F - 11

                                                                     TEFRON LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     a.   Basis of preparation of the interim consolidated financial statements:
          (Cont.)

          IAS 1 (REVISED) - PRESENTATION OF FINANCIAL STATEMENTS: (Cont.)

          IAS 1 (Revised) also requires entities to present a balance sheet as of the beginning of the comparative period when the entity has applied an accounting policy retrospectively, makes a retrospective restatement or reclassifies items in the annual financial statements.

          The revision was adopted on January 1, 2009 with a retrospective restatement of comparative figures.

          IFRS 2 (REVISED) - SHARE-BASED PAYMENT:

          Pursuant to an amendment to IFRS 2, the definition of vesting terms will only include service conditions and performance conditions and the cancellation of a grant that includes non-vesting conditions by the Company or the counterparty, will be accounted for by way of acceleration of vesting and not by forfeiture.

          Conditions that are other than service and performance conditions will be viewed as non-vesting conditions and must therefore be taken into account when estimating the fair value of the instrument granted.

          This amendment was adopted on January 1, 2009. The initial adoption of the Standard did not have any material effect on the interim consolidated financial statements.

     b.   Standards issued but not yet effective:

          IAS 1 - PRESENTATION OF FINANCIAL STATEMENTS:

          The amended IAS 1 ("the amendment") deals with current or non-current classification of the liability component of a convertible instrument.
          Pursuant to the amendment, terms of a liability that can, at the option of the counterparty, be settled by the issue of the entity's equity instruments do not affect its classification as current or non-current. The amendment will be prospectively adopted starting from the financial statements for periods beginning on January 1, 2010.
          Earlier application is permitted.

          The Company believes that the effect of the amendment on its financial position, operating results and cash flows is not expected be material.

          IAS 36 - IMPAIRMENT OF ASSETS:

          The amended IAS 36 ("the amendment") defines the required accounting unit to which goodwill will be allocated for impairment testing of goodwill. Pursuant to the amendment, the largest unit permitted for impairment testing of goodwill acquired in a business combination is an operating segment as defined in IFRS 8, "Operating Segments" before the aggregation for reporting purposes. The amendment will be prospectively adopted starting from the financial statements for periods beginning on January 1, 2010. Earlier application is permitted.

          The Company believes that the effect of the amendment on its financial position, operating results and cash flows is not expected be material.

                                     F - 12

                                                                     TEFRON LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3: - SEASONALITY

          In the intimate apparel and active wear products, the Company does not identify seasonality. In the swimwear products most of the Company's sales are made between December and May. The operating results shall be viewed considering this seasonality.

NOTE 4: - MATERIAL EVENTS IN THE REPORTED PERIOD

     a.   STRUCTURAL CHANGES

          In order to streamline our management, operations and our arrangements with customers and suppliers, during January 2009 the Company transferred all of its Cut & Sew active wear and intimate apparel activity to its subsidiary, Hi-Tex, while maintaining the swimwear activity in Macro. For this purpose, Tefron transferred most of its assets to Hi-Tex against an allocation of additional shares in Hi-Tex and in an exempt transaction, pursuant to Section 104 of the Income
          Tax Ordinance.

     b.   REVERSE SPLIT OF ORDINARY SHARES

          On January 20, 2009, a special General Meeting approved a reverse split of Company share capital, such that each 10 ordinary shares of
          NIS 1 par value would be converted into one ordinary share of NIS 10 par value. The effective date for this reverse split was January 22,
          2009 at trading start on the Tel Aviv Stock Exchange. Earnings (loss)
          per share have been retrospectively adjusted in the Company's financial statements - see also Note 19a. Furthermore, the General
          Meeting of shareholders approved an increase in the Company's authorized share capital, from 49,995,500 shares of NIS 1 par value each to 69,995,500 shares of NIS 1 par value each, at values prior to the reverse split of share capital, or from 4,999,550 shares of NIS 10 par value each to 6,999,550 shares of NIS 10 par value each in values subsequent to the reverse-split of share capital. The Company's
          Articles of Incorporation and Bylaws were amended accordingly.

     c.   EFFICIENCY PLAN

          During February 2009, the Company decided upon the implementation of a comprehensive efficiency plan. Included in this, the Company decided upon the streamlining of its production array via the concentration of a number of production sites operating in Jordan into fewer and larger production sites, the improvement of the measure of exploitation of sewing ability and a reduction in the cost of sewing, changes in the development processes (in order to meet the production dictates already at the development stage), the assimilation of an advanced quality assurance system with exact feedback on the production process, a reduction in the time gaps between the various production stages toward shortening the supply time to the customer, reducing the levels of depreciation and reducing manpower at the Company by some
          15%.

     d.   NEGOTIATIONS TO ESTABLISH A JOINT VENTURE IN EGYPT

          The Company is currently in advanced negotiations with third parties to establish a joint venture in Egypt to manufacture products designated for its customers. The joint venture would be established through an Egyptian company, in which the Company would hold a 50%
          interest and the remaining interests would be held by three other partners. There is no guarantee that the joint venture will be established or that the negotiations will lead to a binding agreement for the establishment of the joint venture.

                                     F - 13

                                                                     TEFRON LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4: - MATERIAL EVENTS IN THE REPORTED PERIOD (CONT.)

     e.   CHANGE IN THE EMPLOYMENT CONDITIONS OF A SENIOR EMPLOYEE IN A
          SUBSIDIARY

          On May 28, 2009, the Company's Board of Directors approved a change in the employment agreement with a senior employee in a subsidiary.
          Pursuant to this agreement, all of the options to purchase the shares of the subsidiary, which were granted to the employee on December 27,
          2007, were forfeited. In addition, the employee's salary conditions were updated.

          On July 7, 2009 this senior employee notified ceasing his connection with the Company. The Company assigned a substitute for his position since July 8, 2009.

     f.   MEETING FINANCIAL COVENANTS

          As of June 30, 2009, March 31, 2009 and December 31, 2008, the Company
          has not met one of the financial covenants determined in the long-term loan agreements with the banks. As such, the Company has classified these loans and presented them as of June 30, 2009, March 31, 2009 and
          December 31, 2008 as part of the current liabilities in accordance with the instructions of IAS 1. On March and August 2009, waivers were received from all the banks, and in accordance with them, it was approved that the Company's failure to meet the aforementioned financial covenants does not constitute and shall not constitute a pretext for making the credit provided to the Company available for immediate repayment. In addition, the Company committed to the banks that (1) the Company's equity will not be lower than 45 million
          Dollars until and include December 31,2009, and that (2) the Company will not pay dividends to its shareholders until and including the end of year 2011.

     g.   SALE OF A SUBORDINATED NOTE

          On September 24, 2009 the company signed, with AlbaHealth company
          ("Alba"), on an agreement to an early repayment of a subordinated note, which was issued as a part of the realization of the Company's share in Alba. According to the agreement Alba paid Tefron $1,715 thousand and settled all the interest payments that were lagged. Due to the aforesaid early repayment, the Company booked a $1,285 thousand capital loss.

     h.   RIGHTS OFFERING PROSPECTUS AND A SHELF PROSPECTUS

          On August 21, 2009 the Company served a rights offering prospectus draft to the SEC and a rights offering prospectus draft and a shelf prospectus to the Israeli Securities Regulations Authority and the
          TASE. Through the prospectus the Company is interested in capital raising from shareholders. As of the reporting date the rights offering structure was not determined yet. The SEC and the Israeli
          Securities Regulations Authority served their comments to the prospectus drafts and during these days the Company is completing the information it was asked to provide. A date for the publishing of the prospectus was not yet determined.

     i.   LEGAL CLAIMS

          Two legal claims were served against the Company by two former employees. The total amount of the claims amounted to $600 thousand.
          The claims were served due to claims regarding the ending of the working relations. At this stage the claims are in preliminary stages.
          The Company estimates that the claims are without any basis and the possibilities to their success are low.

                                     F - 14

                                                                     TEFRON LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 5: - OPERATING SEGMENTS

     a.   General:

          For management purposes, the Group is organized into business units based on their products and services, and has two operating segments as follows:

          Seamless apparel ("Seamless")     - Design, development, manufacturing
                                              and sale of intimate apparel and
                                              active wear using the "seamless"
                                              method.

          Knitted apparel ("Cut & Sew")     - Design, development, manufacturing
                                              and sale of intimate apparel,
                                              swimwear and active wear using the
                                              "cut & sew" method. Design and
                                              manufacturing are mostly carried
                                              out in Israel, in Jordan and in
                                              Asia-Pacific, and finished goods
                                              are mostly sold in the USA and
                                              Europe.

          The Company's two business segments are carried out in a number of principle geographic areas in the world. In Israel, where the Company and its subsidiaries Hi-Tex and Macro are located, the design, development, manufacturing and sale activities of intimate apparel, active wear and swimwear are carried out. In the subsidiaries Tefron
          USA and Tefron UK marketing and sale activities are carried out.

          Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment.

          Group financing (including financial expenses and financial income)
          and taxes on income are managed on a group basis and are not allocated to segments.

     b.   Reporting on operating segments:

                                      NINE MONTHS ENDED
                                     SEPTEMBER 30, 2009
                                 ----------------------------
                                 SEAMLESS  CUT & SEW   TOTAL
                                 --------  --------  --------
                                         UNAUDITED
                                 ----------------------------
                                     DOLLARS IN THOUSANDS
                                 ----------------------------

External revenues                  48,794    44,469    93,263
                                 ========  ========  ========

Segment results                    (9,725)   (5,584)  (15,309)
                                 ========  ========  ========

Other expenses                                         (1,285)
                                                     ========

Financial expenses, net                                  (414)
                                                     ========

Tax benefit                                             4,270
                                                     ========

Loss                                                  (12,738)
                                                     ========

Segment assets                     77,913    29,202   107,115
                                 ========  ========  ========

Segment liabilities                36,594    19,392    55,986
                                 ========  ========  ========

Capital expenditure                   377       144       521
                                 ========  ========  ========

Depreciation and amortization       5,092     1,652     6,744
                                 ========  ========  ========

                                     F - 15

                                                                     TEFRON LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 5: - OPERATING SEGMENTS (CONT.)

     b.   OPERATING SEGMENT REPORTING (continued)

                                       NINE MONTHS ENDED
                                       SEPTEMBER 30, 2008
                                 ----------------------------
                                 SEAMLESS  CUT & SEW  TOTAL
                                 --------  --------  --------
                                           UNAUDITED
                                 ----------------------------
                                     DOLLARS IN THOUSANDS
                                 ----------------------------

External revenues                  66,915    70,950   137,865
                                 ========  ========  ========

Segment results                    (8,967)      575    (8,392)
                                 ========  ========  ========

Financial expenses, net                                (2,957)
                                                     ========

Tax benefit                                             2,788
                                                     ========

Loss                                                   (8,561)
                                                     ========

Segment assets                    101,396    38,501   139,897
                                 ========  ========  ========

Segment liabilities                42,501    24,497    66,998
                                 ========  ========  ========

Capital expenditure                 2,152       911     3,063
                                 ========  ========  ========

Depreciation and amortization       4,971     1,504     6,475
                                 ========  ========  ========

                                     THREE MONTHS ENDED
                                     SEPTEMBER 30, 2009
                                 ----------------------------
                                 SEAMLESS  CUT & SEW  TOTAL
                                 --------  --------  --------
                                           UNAUDITED
                                 ----------------------------
                                      DOLLARS IN THOUSANDS
                                 ----------------------------

External revenues                  13,844     7,174    21,018
                                 ========  ========  ========

Segment results                    (4,945)   (4,369)   (9,314)
                                 ========  ========  ========

Other expenses                                         (1,285)
                                                     ========

Financial expenses, net                                  (474)
                                                     ========

Tax benefit                                             2,810
                                                     ========

Loss                                                   (8,263)
                                                     ========

Segment assets                     77,913    29,202   107,117
                                 ========  ========  ========

Segment liabilities                36,594    19,392    55,986
                                 ========  ========  ========

Capital expenditure                   146        30       176
                                 ========  ========  ========

Depreciation and amortization       1,742       521     2,263
                                 ========  ========  ========

                                     F - 16

                                                                     TEFRON LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 5: - OPERATING SEGMENTS (CONT.)

     b.   OPERATING SEGMENT REPORTING (continued)

                                      THREE MONTHS ENDED
                                      SEPTEMBER 30, 2008
                                 ----------------------------
                                 SEAMLESS  CUT & SEW   TOTAL
                                 --------  --------  --------
                                          UNAUDITED
                                 ----------------------------
                                     DOLLARS IN THOUSANDS
                                 ----------------------------

External revenues                  24,572    13,710    38,282
                                 ========  ========  ========

Segment results                    (3,817)   (3,242)   (7,059)
                                 ========  ========  ========

Financial expenses, net                                  (660)
                                                     ========

Tax benefit                                             1,969
                                                     ========

Loss                                                   (5,750)
                                                     ========

Segment assets                    101,396    38,501   139,897
                                 ========  ========  ========

Segment liabilities                42,501    24,497    66,998
                                 ========  ========  ========

Capital expenditure                   649       230       879
                                 ========  ========  ========

Depreciation and amortization       1,689       450     2,139
                                 ========  ========  ========

                                          YEAR ENDED
                                       DECEMBER 31, 2008
                                 ----------------------------
                                 SEAMLESS  CUT & SEW  TOTAL
                                 --------  --------  --------
                                           UNAUDITED
                                 ----------------------------
                                      DOLLARS IN THOUSANDS
                                 ----------------------------

External revenues                  86,265    87,564   173,829
                                 ========  ========  ========

Segment results                   (15,804)   (3,424)  (19,228)
                                 ========  ========  ========

Financial expenses, net                                (3,028)
                                                     ========

Tax benefit                                             4,677
                                                     ========

Loss                                                  (17,579)
                                                     ========

Segment assets                     99,012    32,720   131,732
                                 ========  ========  ========

Segment liabilities                40,721    27,266    67,987
                                 ========  ========  ========

Capital expenditure                 2,497       877     3,374
                                 ========  ========  ========

Depreciation and amortization       6,833     2,092     8,925
                                 ========  ========  ========

                                     F - 17

                                                                     TEFRON LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 6: - SIGNIFICANT EVENTS IN THE REPORTING PERIOD

     CHANGES IN THE TAX RATES APPLICABLE TO THE GROUP

     In furtherance to the matter discussed in Note 17b to the annual financial statements, in July 2009, the Israeli Parliament (the Knesset) passed the
     Economic Efficiency Law (Amended Legislation for Implementing the Economic
     Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the Israeli corporate tax rate and real capital gains tax rate starting from 2011 to the following tax rates: 2011
     - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter
     - 18%.

     The effect of said change on deferred tax balances caused a decrease in the loss in the amount of 888 thousand Dollars, that was attributed to taxes on income for the nine-month and three-month periods ended September, 2009, respectively.

NOTE 7: - EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

     a.   ENDING OF THE CEO'S SERVICE

          On November 15, 2009, the Company's CEO, Mr. Adi Livneh announced the ending of his service. The Company's Board of Directors established a search committee for the purpose of examining candidates for the office of CEO and it is expected to present its recommendations to the
          Board of Directors in the near future. Mr. Livneh will continue to serve in his current position until the appointment of a new CEO for the Company or until February 15, 2010, the earlier occurs.

     b.   OPTIONS GRANTED TO EMPLOYEES

          On November 15, 2009, the Company's Board of Directors approved a grant of 54,000 options (not listed for trading), to purchase 54,000 ordinary shares having a nominal value of 10 NIS each to five senior officeholders in the Company, who are not interested parties in the
          Company and who shall not become interested parties in the Company following the private allocation.

          The allocation of the Options to the Offerees was effected in accordance with the option plan for employees, officeholders and advisers of the Company, which was adopted by the Company's Board in
          September 1997, and amended in January 2003.

          Each Offeree's Options will vest over a three-year period. The vesting period shall begin on the date on which the Offeree's employment at the company commenced (except with regard to one Offeree in respect of whom the vesting period shall begin on the date on which the Options were granted).

          The exercise price for each option shall be the higher of: (a) 19.08
          NIS, which is the closing price of the Company's share on the Tel Aviv
          Securities Exchange Ltd. on the Stock Exchange trading day on which the Company's Board's resolution concerning the Private Allocation was adopted; (b) the average closing price of the Company's shares on the
          Stock Exchange on ten trading days concluding on the day of the
          Board's resolution concerning the Private Allocation.

                                     F - 18

                                   TEFRON LTD.

     PART II - BOARD OF DIRECTORS' REPORT ON THE STATE OF CORPORATE AFFAIRS

                            AS OF SEPTEMBER 30, 2009

PART II - BOARD OF DIRECTORS' REPORT ON THE STATE OF CORPORATE AFFAIRS

The Board of Directors is honored to present the Board of Directors' Report of
Tefron Ltd. and its subsidiaries (hereinafter: "TEFRON" or "THE COMPANY") for the nine-month period ended September 30, 2009 (hereinafter: "THE REPORTING
PERIOD"), in accordance with the Securities Regulations (Periodic and immediate reports), 1970.

The Board of Directors' report is attached to the Company's financial statements relating to the reporting period and has been prepared on the assumption that the Board of Directors' Report for the year ended December 31, 2008 is available to the reader.

1.   GENERAL

     The Company was incorporated in 1977 as a private company in Israel, and is a world leader in development, manufacturing, marketing and sale of intimate apparel, active wear and swimwear, sold all over the world. The
     Company's customers are companies that have market leading brands such as:
     Victoria's Secret, Nike, Maidenform, Target, Calvin Klein, GAP, lululemon,
     Patagonia, Reebok and other well-known brands in the USA and Europe.

     In 1997, the Company made an initial public offering of its shares on the
     NYSE, The Company became a public company and its shares were registered for trading on the NYSE. In September 2005, the Company registered its ordinary shares for trading on the Tel Aviv Stock Exchange (TASE), in addition to the trading on the NYSE.

     On December 22, 2008, the Company's ordinary shares were delisted from trading on the NYSE, due to (1) a drop in the Company's market value below
     $25 million, (2) Shareholders' equity lower than $75 million and (3) stock price lower than 1 dollar. The reason to an immediate delisting from trade without an accepted time period to fix the rules violation was reason number 1 above, that according to NYSE rules requires an immediate delisting. Shortly afterwards, the Company's shares began to be traded on the OTC(1). Accordingly, since March 1, 2009, the Company reports in accordance with Chapter F of the Securities Act, in addition to its reporting according to the reporting obligations pursuant to the U.S.
     Securities Exchange Act of 1934, referring to a Foreign Private Issuer whose securities are held by the public. Since the delisting of the
     Company's ordinary shares from trading on the NYSE, the Company is no longer subject to the directives of the NYSE, including with regard to reporting obligations.

----------

(1)  The OTC is an electronic quoting system, which displays real time quotes, prices and trading volumes of securities traded over the counter, rather than on one of the US stock exchanges.

     SUMMARY OF THE COMPANY'S CONSOLIDATED OPERATING RESULTS IN THE REPORTING
     PERIOD:

     The Company's sales in the reporting period decreased by 32.4% and amounted to $93.3 million, compared to $137.9 million in the corresponding period last year.

     Operating loss in the reporting period amounted to $15.3 million, compared to an operating loss of $8.4 million in the corresponding period last year.

     Loss in the reporting period amounted to $12.7 million, compared to a loss of $8.6 million in the corresponding period last year.

     Cash flow from operating activities in the reporting period amounted to
     $2.3 million, compared to cash flow used in operating activities of $1.4 million in the corresponding period last year.

     Company's sales in the third quarter of 2009 decreased by 45.1% and amounted to $21.0 million, compared to $38.3 million in the corresponding period last year.

     Operating loss in the third quarter of 2009 amounted to $9.3 million, compared to operating loss of $7.1 million in the corresponding period.

     Loss in the third quarter amounted to $8.3 million, compared to a loss of
     $5.8 million in the corresponding period last year.

     Cash flow from operating activities in the third quarter amounted to $3.1 million, compared to cash flow from operating activities of $3.8 million in the corresponding period last year.

     BUSINESS ENVIRONMENT

     During 2008, a significant upheaval affected global financial markets, with the collapse of a number of the largest financial institutions in the USA and in other countries and of stock markets around the world. The economic and financial crisis was created following the crisis in the sub-prime mortgage market which started in the second half of 2007, and which engulfed other financial segments. The global financial and economic crisis, among other things, led to a severe damage to global capital markets, significant declines and fluctuations on stock exchanges in Israel and around the world, and a worsening of the credit crunch that had arisen as a result of the sub-prime mortgage crisis. Following these events, various steps were taken by a number of countries and by the central banks, including the injection of funds into financial institutions and lowering interest rates. However, there is no certainty that these steps will halt the crisis or its deterioration. It appears that the direct economic implications of the crisis have yet to be exhausted, and there is still concern that the American and world economy will slip into recession.

     Alongside the global financial crisis described above, In the Israeli economy several additional developments has occurred during the last two years, including substantial fluctuations in the exchange rates of the main foreign currencies versus the Shekel and an increase in the inflation rates.

     The aforesaid developments and shocks in the markets are liable to have a prolonged and significant negative impact on the Company's operating results, financial position, liquidity, value of its assets and its ability to raise funds and the terms thereof.

     As of the date of the report, it appears that the direct economic implications of the said crisis have not yet been exhausted. The economic situation in target markets and the recession in these markets are liable to have an effect on the consumption habits of consumers in the Company's area of operations and their total consumption. The Company is taking steps to balance the allocation of the economic burden and commercial risk between it and its suppliers and customers by making requests vis-a-vis its suppliers to apply the terms of trade of the Company's commitments with them, which are similar to the terms of trade that the Company's customers require from it.

     To withstand the global recession, in late 2008 and the beginning of 2009 the Company formulated a plan of action including the upgrading of its production system by means of concentrating a number of production sites operating in Jordan to fewer enlarged sites, an improvement in the extent of utilization of the knitting capacity and a reduction in knitting costs, changes in the development processes (in order to address the production dictates already at the development stage), the integration of an advanced system of quality assurance with precise feedback to the manufacturing process, a reduction in time margins between the various manufacturing stages in favour of a shortening of the supply to customer time, a reduction in the level of wastage, a 15%-headcount reduction, and a 5%-15%
     deduction in payroll. The Company also decided on the expansion of marketing activities in Europe, and marketing to customers in the local market, and the opening of factory outlet stores in Israel, in order to expand its customer-base and their dispersal in the various markets, and as a part of the Company's strategy to increase its ability to make use of surpluses of finished products and raw materials.

     As of the date of this report, the Company has completed implementation of its efficiency plan. The Company estimates that the plan will result in significant savings in costs during 2009.

2.   ANALYSIS OF COMPANY'S FINANCIAL POSITION

     CURRENT ASSETS

     Company's current assets as of September 30, 2009 amounted to $45.4 million, compared to $62.5 million as of December 31, 2008. The decrease of
     27.4% was primarily due to a $12.1 million decrease in inventory, as a result of a decrease in the activity volume of the Company, and also from a
     $7.2 million decrease in trade receivables, as a result of the decrease in the sales volume, and on the other hand, a $3.8 million increase in cash and cash equivalents.

     FIXED ASSETS AND INTANGIBLE ASSETS

     Fixed assets and intangible assets of the Company as of September 30, 2009 amounted to $60.3 million, compared to $66.5 million as of December 31,
     2008. The decrease of 9.4% in fixed assets and intangible assets is primarily attributable to depreciation expense in the reporting period of
     $6.7 million. On the other hand, the Company invested in total of $0.5 million in fixed assets and intangible assets.

     CURRENT LIABILITIES

     Company's current liabilities as of September 30, 2009 amounted to $41.4 million, compared to $57.6 million as of December 31, 2008. The decrease of
     28.1% is primarily attributable to a $6.6 million decrease in trade payables, as a result of a decrease in the activity volume of the Company, and also as a result of presenting long-term loans (less current maturities) in the amount of $8.2 million under non-current liabilities.

     Long-term loans as of December 31, 2008 were classified as short-term loans due to the following reasons:

     In respect of the loans taken by the Company from the banks, it is committed to complying with certain financial covenants (hereinafter: "the financial covenants"). Non-compliance with the financial covenants entitles the banks to make due for immediate repayment of the loans made to the
     Company. As of June 30, 2009, March 31, 2009 and December 31, 2008, the
     Company did not comply with one of the financial covenants regarding
     EBITDA, as a result of the Company's losses in 2008 and in 2009.
     Accordingly, the said loans were stated in the financial statements under current liabilities. It should be clarified that, in March and August 2009, prior to the publication of the financial statements as of June 30, 2009 and as of December 31, 2008, the banks furnished the Company with waivers of their right to immediate repayment of the credit, as a result of non-compliance with these financial covenants. However, pursuant to the
     IFRS principles, the Company has classified those loans under current liabilities. The waivers are valid as of September 30, 2009 according to the said above, therefore the long-term loans (less current maturities)
     were stated under non-current liabilities in the financial statements As of
     September 30, 2009.

     After the original publication date of the financial statements for the first quarter of 2009, the Company restated its financial statements to the first quarter of 2009 in order to present a restatement. In the original published reports the Company complied with all the financial covenants. As a result of the restatement, the EBITDA ratio was violated and therefore, with the financial statements' restatement, the Company classified the long-term loans as of March 31, 2009 under current liabilities.

     NON-CURRENT LIABILITIES

     Company non-current liabilities as of September 30, 2009 amounted to $14.6 million, compared to $10.4 million as of December 31, 2008. The $4.2 million increase is primarily derived from a classification of $8.2 million loans from banks under non-current liabilities, while in the financial statements as of December 31, 2008 these loans were classified under current liabilities, as said above, and an offset of a $2.8 million decrease in deferred taxes, net due to an increase in the Company's carry-forward losses and in the tax asset created in respect there of, as well as a $0.6 million decrease in the balance of employee benefit liabilities, net resulting from a reduction in the number of employees in the Company, in accordance with the efficiency plan outlined in paragraph 1 above.

     SHAREHOLDERS' EQUITY

     Shareholders' equity as of September 30, 2009 amounted to $51.1 million, representing 47.7% of the total balance sheet, compared to $63.7 million, representing 48.4% of total balance sheet as of December 31, 2008.

     The decrease in shareholders' equity as of September 30, 2009 compared to
     December 31, 2008 is primarily attributable to the loss in the reporting period, which amounted to $12.7 million.

3.   OPERATING INCOME (DEVELOPMENTS OF STATEMENTS OF INCOME ITEMS)

     CONDENSED CONSOLIDATES STATEMENTS OF INCOME FOR THE FIRST NINE MONTHS AND
     FOR THE THIRD QUARTER OF 2009 AND 2008 (USD IN THOUSANDS)

                                            NINE MONTHS ENDED               THREE MONTHS ENDED
                                              SEPTEMBER 30,                    SEPTEMBER 30,
                                        --------------------------      --------------------------
                                           2009            2008            2009            2008
                                        ----------      ----------      ----------      ----------

Sales                                   $   93,263      $  137,865      $   21,018      $   38,282

Cost of sales                               94,902         129,199          26,542          40,143
                                        ----------      ----------      ----------      ----------

Gross profit (loss)                         (1,639)          8,666          (5,524)         (1,861)

Selling and marketing expenses              10,925          12,538           3,138           3,934

General and administrative expenses          2,745           4,520             652           1,264
                                        ----------      ----------      ----------      ----------

Operating loss                             (15,309)         (8,392)         (9,314)         (7,059)

Other expenses                               1,285               -           1,285               -

Financial expenses (income), net               414           2,957             474             660
                                        ----------      ----------      ----------      ----------

Loss before taxes on income                (17,008)        (11,349)        (11,073)         (7,719)

Tax benefit                                 (4,270)         (2,788)         (2,810)         (1,969)
                                        ----------      ----------      ----------      ----------

Loss                                    $  (12,738)     $   (8,561)     $   (8,263)     $   (5,750)
                                        ==========      ==========      ==========      ==========

     ANALYSIS OF THE RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND
     2008:

     SALES in the reporting period amounted to $93.3 million, a decrease of
     32.4% compared to $137.9 million in the corresponding period last year. The decrease is attributable to a decline in sales of intimate apparel and active wear, mostly derived from the global economic slowdown, that leads to a cautious inventory management among part of the Company's customers and especially a decrease in sales to the two main customers of the
     Company.

     A $21.8 million significant decrease occurred in the active wear products sales of the two operating segments of the Company. Most of the decrease in the Cut & Sew segment is due to a "Pro Core" project of Nike products, in which significant follow-up orders were not made during 2009. Most of the decrease in the Seamless segment is due to a "Ultimate" project of Nike products, in which significant follow-up orders were not made during 2009 and a substantial project, which the Company is working on, is yet to be approved by the customer. An additional $23.5 million significant decrease is occurred in sales of intimate apparel in both segments, especially to
     Victoria's Secret, which is derived from the customer's decision to move an intimate apparel project to India.

     THE DEVELOPMENT OF SALES FOR THE FIRST NINE MONTHS IN 2009 AND 2008,
     DIVIDED INTO ACCOUNTING SEGMENTS AND PRODUCT LINES ARE AS FOLLOWS:

                                                       SALES
                     -------------------------------------------------------------------------
                                           NINE MONTHS ENDED SEPTEMBER 30,
                     -------------------------------------------------------------------------
                                    2009                                   2008
                     ----------------------------------     ----------------------------------
                                                 (US$ in thousands)
                     CUT & SEW    SEAMLESS       TOTAL      CUT & SEW    SEAMLESS      TOTAL
                     --------     --------     --------     --------     --------     --------

Intimate apparel       14,293       34,456       48,749       29,003       43,278       72,281

Active wear             3,436       14,338       17,774       15,913       23,637       39,550

Swimwear               26,740            -       26,740       26,034            -       26,034

TOTAL                  44,469       48,794       93,263       70,950       66,915      137,865

     COST OF SALES - Cost of sales in the reporting period amounted to $94.9 million (101.8% of sales), compared to $129.2 million (93.7% of sales) in the corresponding period last year.

     The reduction in cost of sales in the first nine months of 2009 was attributable to lower production due to a decrease in sales. The increase in the ratio of cost of sales to sales was due to the significant decrease in sales, which was not aligned with a corresponding decline in the Group's fixed expenses.

     GROSS PROFIT (LOSS) - gross loss in the reporting period amounted to $1.6 million, compared to $8.7 million (6.3% of sales) in the corresponding period last year. The reasons for the sharp decline in profitability is the sharp decline in the company's sale turnover, as described above, a decline which was not accompanied by a corresponding reduction of fixed costs. The company deals in a labor-intensive area and accordingly its cost structure includes significant fixed costs such as rent on buildings, insurance, salaries for indirect workers etc. During a crisis period in which there is a sharp decline of sales, it is difficult to reduce indirect costs such as the aforesaid at the same rate. In addition, the continuation of the global economic crisis had an impact on the company's business environment to the fullest extent during the second and third quarters and, included, inter alia, continuous price erosion and a deterioration of competitive conditions.

     SELLING AND MARKETING EXPENSES - selling and marketing expenses in the reporting period amounted to $10.9 million (11.7% of sales), compared to
     $12.5 million (9.1% of sales) in the corresponding period last year. The decrease of 12.9% is attributable to lower sales in the reporting period, as well as to the efficiency plan implemented by the Company. The prime effect of the plan on selling and marketing expenses is mostly a reduction in the level of wastage and a 15%-headcount reduction in the Company. The increase in ratio of selling expenses to sales is primarily attributable to the costs of maintaining additional sales offices established by the
     Company in Germany and USA in 2009. Cost of maintaining these offices in the first nine months of 2009 is $1.0 million. Also, as from the forth quarter of 2008 the Company implements an amortization of intangible assets related to an acquisition of an operation in the USA. In the first nine months of 2009 the Company booked a $351 thousand amortization.

     GENERAL AND ADMINISTRATIVE EXPENSES - general and administrative expenses in the reporting period amounted to $2.7 million (2.9% of sales), compared to $4.5 million (3.3% of sales) in the corresponding period last year. This decrease of 39.3% is primarily attributable to the decrease in payroll expenses, in accordance with the efficiency plan set forth in section 1 above.

     OPERATING LOSS - the operating loss in the reporting period amounted to
     $15.3 million, compared to an operating loss of $8.4 million in the corresponding period last year.

     OTHER EXPENSES - Other expenses in the reporting period amounted to $1.3 million and were derived from a loss from an early repayment of a subordinated note (see note 6.9).

     FINANCIAL EXPENSES, NET - financial expenses, net in the reporting period amounted to $414 thousand, compared to financial expenses, net of $3.0 million in the corresponding period last year. The decrease in financial expenses in the reporting period compared to the corresponding period last year in a 86.0% ratio was derived from: (1) the appreciation of the US
     Dollar versus the Shekel, the company has an average surplus of shekel liabilities amounting to approximately 14 million dollars. In the first nine months of 2009 the average dollar rate against the shekel became stronger as a result of which the company recorded financing proceeds of approximately 1.4 million dollars due to the erosion of monetary shekel items in its reports. (2) a sharp decrease on the rate of LIBOR interest on long-term loans, net from 4.05% on September 30, 2008 to 0.29% on September
     30, 2009. In the first nine months of 2009 the company recorded interest costs of approximately 220 thousand dollars in respect of long-term loans, compared to interest costs of approximately 650 thousand dollars in the first nine months of 2008 and (3) an offset of financial costs as a result of an increase in short-term credit from $4.2 million as of September 30,
     2008 to $12.8 million as of September 30, 2009.

     TAX BENEFIT - tax benefit in the reporting period amounted to $4.3 million, compared to a tax benefit of $2.8 million in the corresponding period last year. The Company's effective tax rate in the reporting period is 25.1%, compared to 24.6% in the corresponding period last year. The increase in tax benefit in the reporting period over the corresponding period last year is due to an increase in pre-tax loss. The company incurred business losses for tax purposes carried forward to the coming years amounting as of
     September 30, 2009 to approximately 27.6 million dollars, which may be utilized for an unlimited period. Due to these surpluses and due to other temporary deductible differences in respect of workers' benefits and allowance for doubtful debts deferred tax assets of approximately 8.3 million dollars were recorded in the financial reports (due to the expectation that these will be utilized as a result of deferred tax reserves in respect of fixed assets). Pursuant to the provisions of IAS 12
     "taxes on income", the deferred tax balances are shown net within the framework of long-term liabilities.

     LOSS FOR THE PERIOD - the loss for the reporting period amounted to $12.7 million, compared to a loss of $8.6 million in the corresponding period last year. The diluted loss per share is $6.0 for the reporting period, compared to a diluted loss per share of $4.0 in the corresponding period last year.

     ANALYSIS OF THE RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2009 AND
     2008:

     SALES - Sales in the third quarter of 2009 amounted to $21.0 million, a decrease of 45.1% compared to $38.3 million in the corresponding period last year. The decrease is attributable to a decline in sales of intimate apparel and active wear, mostly derived from the global economic slowdown, that leads to a cautious inventory management among part of the Company's customers and especially a decrease in sales to the two main customers of the Company.

     A $8.5 million significant decrease occurred in the active wear products sales of the two operating segments of the Company. Most of the decrease in the Cut & Sew segment is due to a "Pro Core" project of Nike products, in which significant follow-up orders were not made during 2009. Most of the decrease in the Seamless segment is due to a "Ultimate" project of Nike products, in which significant follow-up orders were not made during 2009 and a substantial project, which the Company is working on, is yet to be approved by the customer. An additional $8.2 million significant decrease is occurred in sales of intimate apparel in both segments, especially to
     Victoria's Secret, which is derived from the customer's decision to move an intimate apparel project to India.

     THE DEVELOPMENT OF SALES FOR THE THIRD QUARTER IN 2009 AND 2008, DIVIDED
     INTO ACCOUNTING SEGMENTS AND PRODUCT LINES ARE AS FOLLOWS:

                                                       SALES
                     -------------------------------------------------------------------------
                                     FOR THE THREE MONTHS ENDED SEPTEMBER 30
                     -------------------------------------------------------------------------
                                    2009                                   2008
                     ----------------------------------     ----------------------------------
                                                (US$ in thousands)
                     CUT & SEW    SEAMLESS       TOTAL      CUT & SEW    SEAMLESS       TOTAL
                     --------     --------     --------     --------     --------     --------

Intimate apparel        5,334       10,623       15,957        8,111       16,110       24,221

Active wear               605        3,221        3,826        3,891        8,462       12,353

Swimwear                1,235            -        1,235        1,708            -        1,708

TOTAL                   7,174       13,844       21,018       13,710       24,572       38,282

     COST OF SALES - Cost of sales in the third quarter of 2009 amounted to
     $26.5 million (126.3% of sales), compared to $40.1 million (104.9% of sales) in the corresponding period last year.

     The decrease in cost of sales in the third quarter of 2009 was attributable to lower production due to a decrease in sales. The increase in the ratio of cost of sales to sales was due to the significant decrease in sales, which was not aligned with a corresponding decline in the Group's fixed expenses and to the depreciation of the US Dollar in relation to the
     Shekel.

                                       10

     GROSS LOSS - gross loss for the third quarter of 2009 amounted to $5.5 million, compared to gross loss of $1.9 million in the corresponding period last year. The reasons for the sharp decline in profitability are the continuation and intensification of the global financial crisis. The crisis had an impact on the company's business environment to the fullest extent in the second and third quarters and, included, inter alia, continuous price erosion, a reduction of orders from customers and a deterioration of competitive conditions. The company deals in a labor-intensive area and accordingly its cost structure includes significant fixed costs such as rent on buildings, insurance, salaries for indirect employees etc. During a crisis period in which there is a sharp decline in sales, it is difficult to reduce indirect costs such as the aforesaid at the same rate.

     SELLING AND MARKETING EXPENSES - selling and marketing expenses in the third quarter of 2009 amounted to $3.1 million (14.9% of sales), compared to $3.9 million (10.3% of sales) in the corresponding period last year. The decrease of 20.2% is due to decrease in sales in the quarter. The increase in ratio of selling expenses to sales is primarily attributable to the costs of maintaining additional sales offices established by the Company in
     2009. Cost of maintaining these offices in the third quarter of 2009 is
     $320 thousand and from an amortization of intangible assets related to an acquisition of an operation in the USA. In the third quarter of 2009 the
     Company booked a $117 thousand amortization.

     GENERAL AND ADMINISTRATIVE EXPENSES - general and administrative expenses in the third quarter of 2009 amounted to $0.7 million (3.1% of sales), compared to $1.3 million (3.3% of sales) in the corresponding period last year. The decrease of 48.4% in the third quarter is primarily attributable to the decrease in payroll expenses, in accordance with the efficiency plan set forth in section 1 above.

     OPERATING LOSS - operating loss in the third quarter of 2009 amounted to
     $9.3 million, compared to operating loss of $7.1 million in the corresponding period.

     FINANCIAL EXPENSES, net - financial expenses, net in the third quarter of
     2009 amounted to $0.5 million, compared to financial expenses, net of $0.7 million in the corresponding period last year. The decrease 28.2% in financial expenses was derived mostly from a sharp decrease on the rate of
     LIBOR interest on long-term loans, net and an offset of financial costs as a result of an increase in short-term credit.

     TAXES ON INCOME - tax benefit in the third quarter of 2009 amounted to $2.8 million, compared to tax benefit of $2.0 million in the corresponding period last year. The Company's effective tax rate in the reporting period was 25.4%, compared to 25.5% in the corresponding period last year. The increase in tax benefit in the reporting period over the corresponding period last year is due to an increase in pre-tax loss.

     LOSS FOR THE PERIOD - the loss for the third quarter of 2009 amounted to
     $8.3 million, compared to loss of $5.8 million in the corresponding period last year. The diluted loss per share in the third quarter of 2009 was
     $3.9, compared to $2.7 in the corresponding period last year.

                                       11

4.   LIQUIDITY

     CASH FLOW FROM OPERATING ACTIVITIES in the third quarter of 2009 amounted to $3.1 million, compared to cash flow from operating activities of $3.8 million in the corresponding period last year. Cash flow from operating activities was primarily due to a decrease in working capital and offsetting of operating loss.

     CASH FLOW FROM INVESTING ACTIVITIES in the third quarter of 2009 amounted to $1.5 million, compared to cash flow from investing activities amounted to $1.7 million in the corresponding period last year. The cash investments in fixed assets and intangible assets, net in the third quarter of 2009 amounted to $0.2 million, compared to $0.9 million in the corresponding period last year. The positive cash flow from investing activities in the reporting period was primarily attributable to proceeds from an early repayment of a subordinated note, see note 6.9.

     CASH FLOW USED IN FINANCING OPERATIONS in the third quarter of 2009 amounted to $0.1 million, compared to cash flow from financing operations amounting to $0.3 million in the corresponding period last year. The change in cash flows was primarily attributable to a lower usage of short-term credit from banks in the amount of $0.4 million compared to the corresponding period last year.

     The balance of cash and cash equivalents as of September 30, 2009 amounted to $5.3 million, compared to $1.6 million as of December 31, 2008

     The balance of short-term bank credit, net of current maturities, amounted to $12.8 million as of September 30, 2009, compared to $9.3 million as of
     December 31, 2008.

     The balance of long-term loans as of September 30, 2009 amounted to $12.4 million, compared to $15.5 million as of December 31, 2008. The balance of long-term loans as of September 30, 2009 and as of December 31, 2008 includes current maturities of $4.2 million. For further details regarding the developments of current liabilities and non-current liabilities, see section 2 above

     In March 2009 the company received deeds of release from all the financing banks with respect to a breach of financial standards in connection with its financial reports of December 31, 2008. In August 2009 the company received deeds of release from all the financing banks with respect to a breach of financial standards concerning the rate of the EBITDA up to
     September 30, 2010. Accordingly, the company showed the long-term loans as of December 31, 2008 under ongoing liabilities, and showed the long-term loans as of September 30, 2009 under long-term liabilities.

     As of September 30, 2009, the Company's credit lines were $33 million. Of the credit lines, as of September 30, 2009, $29 million had been utilized, through loans and the utilization of lines.

                                       12

5.   FINANCING SOURCES

     In the reporting period, the Company financed its operations using shareholders' equity, supplier credit and bank credit.

6.   EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

     6.1. ENDING OF THE CEO'S SERVICE

          On November 15, 2009, the Company's CEO, Mr. Adi Livneh announced the ending of his service. The Company's Board of Directors established a search committee for the purpose of examining candidates for the office of CEO and it is expected to present its recommendations to the
          Board of Directors in the near future. Mr. Livneh will continue to serve in his current position until the appointment of a new CEO for the Company or until February 15, 2010, the earlier occurs.

     6.2. OPTIONS GRANTED TO EMPLOYEES

          On November 15, 2009, the Company's Board of Directors approved a grant of 54,000 options (not listed for trading), to purchase 54,000 ordinary shares having a nominal value of 10 NIS each to five senior officeholders in the Company, who are not interested parties in the
          Company and who shall not become interested parties in the Company following the private allocation.

          The allocation of the Options to the Offerees was effected in accordance with the option plan for employees, officeholders and advisers of the Company, which was adopted by the Company's Board in
          September 1997, and amended in January 2003.

          Each Offeree's Options will vest over a three-year period. The vesting period shall begin on the date on which the Offeree's employment at the company commenced (except with regard to one Offeree in respect of whom the vesting period shall begin on the date on which the Options were granted).

          The exercise price for each option shall be the higher of: (a) 19.08
          NIS, which is the closing price of the Company's share on the Tel Aviv
          Securities Exchange Ltd. on the Stock Exchange trading day on which the Company's Board's resolution concerning the Private Allocation was adopted; (b) the average closing price of the Company's shares on the
          Stock Exchange on ten trading days concluding on the day of the
          Board's resolution concerning the Private Allocation.

7.   EXPOSURE TO MARKET RISKS AND THE WAYS OF MANAGING THEM

     7.1. OFFICER IN CHARGE OF MARKET RISKS IN THE COMPANY

          The management of market risks in the Company is conducted according to the risk management policy determined by the Company's Board of
          Directors. The officer in charge of market risks in the Company, as of the date of the report, is Mr. Eran Rotem, the Company's Chief
          Financial Officer.

                                       13

     7.2. DESCRIPTION OF MARKET RISKS TO WHICH THE COMPANY IS EXPOSED

          In its activities, the Group is exposed to a number of market risks, including: fluctuations in exchange rates, changes in the cost of raw materials and transhipment costs (mainly as a result of the effect of increases in the price of fuel on transhipment costs), changes in the
          US Dollar interest rate, a slowdown in global markets and the level of economic stability of its business partners, customers and suppliers.
          For the impact of the crisis currently affecting world markets, see section 1 to this chapter.

     7.3. RISKS OF CHANGES IN EXCHANGE RATES

          The volatility in the exchange rates of the shekel and the euro against the dollar, affects the company on two levels:

          a.   It affects the company's sales - in the third quarter and in the first nine months of 2009 approximately 14.8% and approximately
               8.5% of the company's sales were quoted in euros respectively. In the third quarter and in the first nine months of 2009 the average exchange rate of the euro against the dollar weakened by approximately 7.6% and by approximately 10.7% compared to the equivalent period last year, respectively, as a result of which the company's sales in dollar terms declined by approximately 237 thousand dollars and approximately 850 thousand dollars
               respectively. A continued weakening of the euro rate against the dollar will result in a further decline of the company's sales in
               Europe.

          b.   It affects salary costs and the acquisition costs of raw
               materials - a significant part of the salary costs and the acquisition costs of raw materials are in shekels. - The average exchange rate of the dollar against the shekel in the third quarter and in the first nine months of 2009 increased by
               approximately 9.7% and approximately 13.6% compared to the equivalent period last year, respectively. In the third quarter and in the first nine months of 2009 the company recorded salary costs and acquisition costs of raw materials quoted in NIS of approximately 32 million dollars and approximately 13 million dollars, respectively. As a result, the appreciation of the average dollar exchange rate against the shekel, less protective transactions, reduced costs in the third quarter and in the first nine months of 2009 by approximately 4.7 million dollars and approximately 2.4 million dollars, respectively, compared to the equivalent period last year.

                                       14

          The exposure of the shekel and euro exchange rates against the dollar includes exposure due to a surplus of receipts for foreign currency payments or indexation thereto, and exposure due to a surplus of dollar-linked assets over liabilities. The company from time to time examines the advisability of acquiring protection against these exposures in accordance with its hedging policy. Under this policy, the company performs forward transactions by selling dollars of a certain amount to the bank, on future dates in return for shekels, based on a fixed exchange rate fixed on the date on which the transaction takes place. The amount of money transferred to the bank or received from it at the end of the forward agreement, is the profit or loss made or incurred by the company as a result of performing the transaction. According to the company's policy, every such transaction must be effective, documented and finds expression in the financial reports. The company performed transactions to protect itself from exposure to the weakening of the dollar rate against the shekel on a scope of approximately 30 million dollars in the first nine months of
          2009. This protection covers approximately 87% of the total of shekel payments made in the first nine months of 2009. The company further performed protective transactions to protect itself from the weakening of the euro rate against the dollar, on a scope of approximately 2.5 million euros in respect of proceeds from sales in euros received in the first fine nine months of 2009. This protection covers approximately 42% of the total of receipts in euros received in the first nine months of 2009. In addition, the company is taking action to increase its sales in Europe and in Israel, which, inter alia, will balance the receipt arrangement in a manner that will reduce the risk level in this area.

     7.4. INTEREST RISK

          The Group is exposed to risk for changes in market interest of long-term and short-term loans received bearing variable interest
          (linked to LIBOR interest and prime based interests). The balance of the Company's long-term loans as of September 30, 2009 was $12.4 million. The balance of the Company's credit lines including short-term credit amounted to $20 million as of September 30, 2009. In addition, a subordinated note was issued to the Company bearing variable interest (linked to LIBOR). The subordinated note was repaid on September 24, 2009.

          The three-months Dollar LIBOR interest was significantly decreased from 1.4% in the end of 2008 to 0.3% as of September 30, 2009 and
          until the reports publishing date, a tendency, that if continues, would cause a decrease in the Company's financial expenses. The interest expenses in the third quarter and in the first nine months of
          2009 decreased in $50 thousand and $220 thousand respectively compared to the corresponding periods last year. On the other hand, in the last months, the bank credit price was increased, which might cause an increase in the Company's financial expenses.

     7.5. CREDIT RISK

          The Company has no significant concentrations of credit risk. Credit risk is liable to be created from the exposures of commitments in a number of financial instruments with one entity or as a result of contracting with a group of debtors with similar economic
          characteristics, whose ability to fulfil their obligations is expected to be affected similarly under economic or other changes in conditions. The Group's sales are mainly from customers in the United
          States and Europe. In the first nine months of 2009, 36.9% of the
          Company's sales were to its two largest customers. An adverse change in the credit days of one of these two customers would be likely to have a material impact on the Company's liquidity level. The Company regularly monitors the debts of its customers and is taking steps to expand its customer basis, in order to reduce the credit risk, as far possible.

                                       15

     7.6. COMPANY POLICY IN THE MANAGEMENT OF MARKET RISK

          Risk management is carried out by the Company in accordance with policy approved by the Board of Directors. The Board of Directors determines principles for risk management, similar to the specific policy for certain exposures to risks.

          The Company regularly monitors the exposures created by changes in exchange rates and interests. As of the date of this report, the
          Company is investing in financial instruments, including hedging transactions (versus exposure to foreign currency, etc.).

          Most of the company's sales are made with customers in North America, and the company is keeping a close watch on the exposures caused by its limited sales diversification. In the first nine months of 2009, approximately 81.7% of its total sales were sales to customers in
          North America. Within the framework of its streamlining program, which the company started to implement in the course of February 2009, the company's marketing activity in Europe was extended and 4 wholesale stores were opened in Israel.

                      Nine months ended         Year ended
                        September, 30          December, 31
                  -------------------------     ----------
                     2009           2008           2008
                  ----------     ----------     ----------
                            Dollars in thousands
                  ----------------------------------------

North America         76,184        107,447        137,992
Europe                 9,483         23,858         28,038
Israel                 5,506          4,142          3,851
Other                  2,090          2,418          3,948
                  ----------     ----------     ----------
                      93,263        137,865        173,829
                  ----------     ----------     ----------

     7.7. MEANS OF SUPERVISION AND REALIZATION OF THE POLICY

          As of the date of the report, Mr. Eran Rotem, the Company's Chief
          Financial Officer, is responsible for conducting the policy delineated by the Company's Board of Directors. From time to time, at meetings of the Board of Directors and its committees, discussions are held on matters concerning market risk, or alternatively, if an unusual event occurs, discussions are held regarding the balance sheet and cash flow exposure. The Board of Directors periodically considers the need for taking financial measures in order to reduce risks of exposure.

                                       16

8    LINKAGE BASIS REPORT

     The linkage terms of monetary balances from the Company's balance sheet as of September 30, 2009 and as of December 31, 2008 are as follows:

                                                                     September 30, 2009
                                        ----------------------------------------------------------------------------
                                                                                  In Other   Non-Monetary
                                         In USD        In NIS        In Euro     Currencies    Balances       Total
                                        --------      --------      --------      --------     --------     --------
                                                                       US$ in thousands
                                        ----------------------------------------------------------------------------

ASSETS

Cash and cash equivalents                  5,326             -             -             -            -        5,326

Short-term investments                       837             -             -             -            -          837

Trade receivables                         12,457         3,130           201           470            -       16,258

Other accounts receivable                  1,856         1,077             -             -            -        2,933

Inventories                                    -             -             -             -       20,046       20,046

Deferred taxes, net                        1,449             -             -             -            -        1,449

Fixed and intangible assets                    -             -             -             -       60,266       60,266
                                        --------      --------      --------      --------     --------     --------

Total assets                              21,925         4,207           201           470       80,312      107,115
                                        ========      ========      ========      ========     ========     ========

LIABILITIES

Short-term bank credit                    15,577         1,362            17             -            -       16,956

Trade payables                             5,372        11,665         1,494            84            -       18,615

Other accounts payable                     2,781         3,043             -             -            -        5,824

Long-term loans from banks                 8,222             -             -             -            -        8,222

Employee benefit liabilities                   -         1,543             -             -            -        1,543

Long-term accounts payable -
institutions                                   -           778             -             -            -          778

Deferred taxes, net                        4,048             -             -             -            -        4,048
                                        --------      --------      --------      --------     --------     --------

Total liabilities                         36,000        18,391         1,511            84            -       55,986
                                        --------      --------      --------      --------     --------     --------

Excess assets over liabilities           (14,075)      (14,184)       (1,310)          386       80,312       51,129
                                        ========      ========      ========      ========     ========     ========

                                       17

                                                                     December 31, 2008
                                        ----------------------------------------------------------------------------
                                                                                  In Other   Non-Monetary
                                         In USD        In NIS       In Euro      Currencies    Balances       Total
                                        --------      --------      --------      --------     --------     --------
                                                                       $ in thousands
                                        ----------------------------------------------------------------------------

ASSETS

Cash and cash equivalents                  1,278            27           259             2            -        1,566

Short-term investments                       847             -             -             -            -          847

Trade receivables                         21,000         1,118         1,144           184            -       23,446

Other accounts receivable                  2,431         2,089            38             -            -        4,558

Inventories                                    -             -             -             -       32,125       32,125

Subordinated note                          2,700             -             -             -            -        2,700

Fixed and intangible assets                    -             -             -             -       66,490       66,490
                                        --------      --------      --------      --------     --------     --------

Total assets                              28,256         3,234         1,441           186       98,615      131,732
                                        ========      ========      ========      ========     ========     ========

LIABILITIES

Short-term bank credit                    23,441         1,368             -             -                    24,809

Trade payables                            13,975         9,190         1,991            11            -       25,167

Other accounts payable                     4,432         3,204                                                 7,636

Employee benefit liabilities                   -         2,169             -             -            -        2,169

Long-term accounts payable -
institutions                                   -         1,309             -             -            -        1,309

Deferred taxes, net                        6,897             -             -             -            -        6,897

Total liabilities                         48,745        17,240         1,991            11            -       67,987
                                        --------      --------      --------      --------     --------     --------

Excess assets over liabilities           (20,489)      (14,006)         (550)          175       98,615       63,745
                                        ========      ========      ========      ========     ========     ========

9    SENSITIVITY ANALYSIS

     Reporting is mainly quantitative, but if necessary can be qualitative.
     Reporting includes sensitivity analysis to the fair value of the recognized components. As part of the sensitivity analysis, an examination was made of the impact of the change in the market prices of the fair value of the said components. As part of the sensitivity analysis, tests were conducted - as a result of changes, up and down, of certain percentages of market prices.
     Items exposes to various risks (for example: exchange rate and interest)
     were presented a number of times for the purpose of the sensitivity tests separately for each risk.

                                       18

     All sensitivity analysis has been conducted with regard to fair value of financial instruments as of September 30, 2009 and December 31, 2008, and
     includes financial instruments with material sensitivity to changes in the applicable factors.

     SENSITIVITY ANALYSIS AS OF SEPTEMBER 30, 2009 IS AS FOLLOWS:

     SENSITIVITY TO CHANGES IN THE EXCHANGE RATE OF THE DOLLAR/NIS:

-----------------------------------------   ----------------------------    ------------    ----------------------------
                                            GAIN (LOSS) FROM CHANGES IN                     GAIN (LOSS) FROM CHANGES IN
                                                    FAIR VALUE               FAIR VALUE             FAIR VALUE
                                            ----------------------------    ------------    ----------------------------
                                                5%               1%                             (1)%            (5)%
-----------------------------------------   ------------    ------------    ------------    ------------    ------------
Anticipated exchange rate                    NIS 3.95 =      NIS 3.80 =       NIS 3.76 =     NIS 3.72 =      NIS 3.57 =
                                                $ 1             $ 1             $ 1             $ 1             $ 1
-----------------------------------------   ------------    ------------    ------------    ------------    ------------
                                                                           $ in thousands
-----------------------------------------   ------------    ------------    ------------    ------------    ------------

Trade receivables                                   (157)            (31)          3,130              31             157
-----------------------------------------   ------------    ------------    ------------    ------------    ------------

Other accounts receivable                            (54)            (11)          1,077              11              54
-----------------------------------------   ------------    ------------    ------------    ------------    ------------

Short-term bank credit                                68              14          (1,362)            (14)            (68)
-----------------------------------------   ------------    ------------    ------------    ------------    ------------

Trade payables                                       583             117         (11,665)           (117)           (583)
-----------------------------------------   ------------    ------------    ------------    ------------    ------------

Other accounts payable                               152              30          (3,043)            (30)           (152)
-----------------------------------------   ------------    ------------    ------------    ------------    ------------

Employee benefit liabilities                          77              15          (1,543)            (15)            (77)
-----------------------------------------   ------------    ------------    ------------    ------------    ------------

Long-term accounts payable -
institutions                                          39               8            (778)             (8)            (39)
-----------------------------------------   ------------    ------------    ------------    ------------    ------------

TOTAL                                                709             142         (14,184)           (142)           (709)
-----------------------------------------   ------------    ------------    ------------    ------------    ------------

     SENSITIVITY TO CHANGES IN DOLLAR LIBOR INTEREST RATES FOR 3 MONTHS

     The calculation below relates to the cash flow exposures and not to changes in fair value in respect of long-term loans totalling $12,373 thousand.

                                       19

---------------------------   -----------------------------     ------------    ----------------------------
                                 GAIN (LOSS) FROM CHANGES                        GAIN (LOSS) FROM CHANGES
                                      IN FAIR VALUE              FAIR VALUE            IN FAIR VALUE
                              -----------------------------     ------------    ----------------------------
                                   1%              0.5%                            (0.5)%            (1)%
---------------------------   ------------     ------------     ------------    ------------    ------------
                                                             US$ in thousands
---------------------------   ------------     ------------     ------------    ------------    ------------

Expected interest rate                2.29%            1.79%            1.29%           0.79%           0.29%
---------------------------   ------------     ------------     ------------    ------------    ------------
                             $ in thousands  $ in thousands                    $ in thousands  $ in thousands
---------------------------   ------------     ------------     ------------    ------------    ------------

LONG-TERM LOANS                       (219)            (128)                             128             219
---------------------------   ------------     ------------     ------------    ------------    ------------

     The company occasionally adopts the practice of taking out short-term loans linked to the prime rate. As of September 30, 2009, the company had an overdraft balance linked to the prime rate of approximately 5118 thousand
     NIS. Since the company's practice is to take out short-term loans linked to the prime rate of a small scope compared to the amount of credit which it requires, and it has the ability of alternating its overdraft and short-term loan mix between prime-linked tracks and foreign currency tracks linked to the LIBOR interest rate, the company does not identify a significant risk likely to arise as a result of fluctuations in the prime interest rate.

                                       20

     SSENSITIVITY ANALYSIS AS OF DECEMBER 31, 2008 IS AS FOLLOWS:

     SENSITIVITY TO CHANGES IN USD/NIS EXCHANGE RATE

----------------------------------   ----------------------------    ------------    ----------------------------
                                       GAIN (LOSS) FROM CHANGES       FAIR VALUE       GAIN (LOSS) FROM CHANGES
                                     ----------------------------    ------------    ----------------------------
                                           5%             1%                              (1)%           (5)%
----------------------------------   ------------    ------------    ------------    ------------    ------------
Expected exchange rate                 NIS 3.99 =     NIS 3.84 =      NIS 3.80 =      NIS 3.76 =      NIS 3.61 =
                                         $ 1             $ 1             $ 1             $ 1             $ 1
----------------------------------   ------------    ------------    ------------    ------------    ------------
                                                                   $ in thousands
----------------------------------   ------------    ------------    ------------    ------------    ------------

Cash and cash equivalents                      (1)              -              27               -               1
----------------------------------   ------------    ------------    ------------    ------------    ------------

Trade receivables                             (56)            (11)          1,118              11              56
----------------------------------   ------------    ------------    ------------    ------------    ------------

Other accounts receivable                    (104)            (21)          2,089              21             104
----------------------------------   ------------    ------------    ------------    ------------    ------------

Short-term credit from banks                   68              14          (1,368)            (14)            (68)
----------------------------------   ------------    ------------    ------------    ------------    ------------

Trade payables                                460              92          (9,190)            (92)           (460)
----------------------------------   ------------    ------------    ------------    ------------    ------------

Other accounts payable                        160              32          (3,204)            (32)           (160)
----------------------------------   ------------    ------------    ------------    ------------    ------------

Employee benefit liabilities                  108              22          (2,169)            (22)           (108)
----------------------------------   ------------    ------------    ------------    ------------    ------------

Long-term accounts payable -
institutions                                   65              13          (1,309)            (13)            (65)
----------------------------------   ------------    ------------    ------------    ------------    ------------

TOTAL                                         700             140         (14,006)           (140)           (700)
----------------------------------   ------------    ------------    ------------    ------------    ------------

                                       21

     SENSITIVITY TO CHANGE IN USD 3-MONTH LIBOR INTEREST RATE

     The following calculation relates to cash flow exposure, rather than to change in fair value in respect of long-term loans amounting to $15,486 thousand and a subordinated note amounting to $3,000 thousand.

----------------------------------------   -----------------------------     ------------   -----------------------------
                                             GAIN (LOSS) FROM CHANGES         FAIR VALUE       GAIN (LOSS) FROM CHANGES
                                           -----------------------------     ------------   -----------------------------
                                                 1%             0.5%                            (0.5)%            (1)%
----------------------------------------   ------------     ------------     ------------   ------------     ------------
Expected interest rate                            2.425%           1.925%           1.425%         0.925%           0.425%
----------------------------------------   ------------     ------------     ------------   ------------     ------------
                                          $ in thousands   $ in thousands                  $ in thousands   $ in thousands
----------------------------------------   ------------     ------------     ------------   ------------     ------------

Long-term loans                                    (297)            (149)                            149              297
----------------------------------------   ------------     ------------     ------------   ------------     ------------

Subordinated note                                    80               40                             (40)             (80)
----------------------------------------   ------------     ------------     ------------   ------------     ------------

TOTAL                                              (217)            (109)                            109              217
----------------------------------------   ------------     ------------     ------------   ------------     ------------

10   PROCESS OF APPROVING THE INTERIM AND ANNUAL FINANCIAL STATEMENTS

     The Company's Board of Directors is the organ which discusses the interim and annual financial statements, and approves them after the balance sheet committee, convened at a date prior to the Board of Directors meeting on the matter, has examined the draft financial statements draft together with the management of the Company and the independent auditor and has given the recommendation on the matter.

     Composition of the balance sheet committee is as follows:

       ----------------------    -----------------------
       NAME                      POSITION
       ----------------------    -----------------------
       Yaakov Elinav             Independent director
       ----------------------    -----------------------
       Eli Admoni                Independent director
       ----------------------    -----------------------
       Shirith Kasher            Director
       ----------------------    -----------------------
       Avi Zigelman              Director
       ----------------------    -----------------------

     The professional material presented for discussion in the balance sheet committee and in the meeting of the Board of Directors, including the financial statements, is sent to the members of the committee and to the members of the Board of Directors a reasonable time before the convening of the meetings. The members of the Board of Directors, if they see fit, may raise questions and clarifications to the Company's Chief Financial Officer and/or the Company's Chief Executive Officer.

                                       22

     During the meetings of the balance sheet committee and the Board of
     Directors, the Chief Financial Officer reviews the main points of the financial statements and the main issues in the financial reporting as discussed in the audit committee.

     In the meetings of the Board of Directors and the balance sheet committee in which the interim and annual financial statements are discussed, the independent auditor of the Company is invited and is present, who reviews the main issues that arose during the review of the financial statements or the audit of the financial statements, as applicable, and he is available to the members of the balance sheet committee and the Board of Directors on any query and clarification with respect to the financial statements prior to their approval.

     On November 26, 2009, a meeting of the balance sheet committee was held, in which the financial statements for the period ended September 30, 2009 were discussed. The following members of the balance sheet committee took part:
     Eli Admoni , Yaakov Elinav and Avi Zigelman.

----------------------------------          ----------------------------------
            ADI LIVNEH                               YAAKOV GELBARD,
     CHIEF EXECUTIVE OFFICER                CHAIRMAN OF THE BOARD OF DIRECTORS

                         MISGAV, NOVEMBER 29, 2009

                                       23